

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 16, 2008

By facsimile to (619) 702-9401 and U.S. Mail

Mr. Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 Temple Avenue, Suite 250
Pomona, CA 91768

Re: General Environmental Management, Inc.
        Registration Statement on Form SB-2
        Filed December 17, 2007
        File No. 333-148100

Dear Mr. Koziol:

We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that General Environmental Management, Inc. or GEM is registering for resale 4,252,175 shares of common stock issuable upon exercise of warrants and 447,918 shares of common stock issuable upon conversion of convertible notes. Based on disclosure in

the prospectus, it appears that 8,555,365 shares of common stock are currently held by non-affiliates. Given the size of the offering of these shares by the selling securityholders relative to the number of outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Since GEM is ineligible to conduct a primary offering on Form S-3, GEM would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. Thus, GEM should significantly reduce the size of the offering relative to the number of outstanding shares held by non-affiliates, or:

- File a registration statement for the "resale" offering at the time of each conversion and warrant exercise because GEM is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

- Identify the selling securityholders as underwriters in the registration statement.

- Include the price at which the underwriters will sell the securities.

2.   Provide interim financial statements as required by Item 310(b) of Regulation S-B.

Registration Statement's Facing Page

3.   We note that GEM is registering for resale 4,252,175 shares of common stock issuable upon exercise of warrants and 447,918 shares of common stock issuable upon conversion of convertible notes. Tell us how GEM determined to register the number of shares underlying the warrants and convertible notes. Notwithstanding the issues raised in the first comment of our letter, note that GEM may only register a number of shares representing a good faith estimate of the number of issuable shares upon exercise of the warrants and conversion of the notes. Provide us an analysis of GEM's good faith estimate.

Risk Factors, page 7

4.   We note the statement "Other factors not identified herein could also have such an effect." Since GEM is required to disclose all risk factors that it believes are material at this time, please delete the statement.

Liquidity, page 27

5.   Disclosure under (ii) in the fourth paragraph states that the series of agreements includes an amendment to modify the amortization of the remaining balance of the Laurus

February 28, 2006 secured convertible term note. Describe briefly the modification's principal provisions.

Legal Proceedings, page 31

6.   Disclosure states that a lawsuit was instituted by Romic Environmental Technologies, Inc. or RET against GEM and the four former RET senior executives. Provide all of the disclosures required by paragraphs (a)(1) through (5) of Item 103 of Regulation S-B.

Management, page 31

7.   In the biographical paragraph of Mr. Brett M. Clark, describe briefly his business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Audit Committee, page 32

8.   Disclosure states that Mr. James Stapleton is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Item 7(d)(3)(iv)(B) of Schedule 14A stipulates that if a registrant is not a listed issuer, the registrant must use a definition for audit committee member independence of a national securities exchange or a national securities association in determining whether a member is independent, and state which definition was used. Since GEM is not a listed issuer, please revise to comply with the requirements of Item 7(d)(3)(iv)(B) of Schedule 14A.

Executive Compensation, page 32

9.   Registration statements, including pre-effective and post-effective amendments filed on or after December 31, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Revise the summary compensation table to comply with those requirements. Also ensure that the certain relationships and related transactions section includes all of the disclosure requirements published in Release No. 33-8732A.

10.   Footnote (2) to the summary compensation table states that Mr. Brett M. Clark performed services for GEM "during the first part of the year" as an outside consultant. Specify to which year you are referring.

Laurus Convertible Note Financing, page 38

11.   Disclosure states that Laurus Master Fund, Ltd. or Laurus assigned all but 1.22% of the balance of the note to Valens U.S. SPV I, LLC or Valens US and Valens Offshore SPV I Ltd. or Valens. Quantify the balance of the note that was assigned by Laurus to Valens US and Valens. As appropriate, revise related disclosures elsewhere in the registration statement, including the business and management's discussion and analysis of financial condition and results of operations or MD&A sections.

12.   Disclosure states that monthly principal payments on the remaining balance of the note and the October notes were set at a total of $60,606.06. Allocate the amount of the monthly principal payments apportioned to the remaining balance of the note and the October notes. As appropriate, revise related disclosures elsewhere in the registration statement, including the business and MD&A sections.

Selling Stockholders, page 39

13.   We note the statement in the first asterisk after the beneficial ownership table that "These columns represent the aggregate maximum number and percentage of shares that the selling stockholders can own at one time (and therefore, offer for resale at any one time) due to their 4.99% limitation." Revise the table to indicate the aggregate number of shares that each selling securityholder may acquire without regard to contractual limitations on beneficial ownership such as the 4.99% limitation.

14.   Disclose the number of shares beneficially owned by each selling securityholder after the offering, assuming all of the shares being registered for resale are sold in the offering. We note that although shares in excess of the number being registered are issuable upon full conversion of notes and warrants, the last column of the table shows no beneficial ownership after the offering for selling securityholders such as Valens US and Valens Offshore.

15.   Disclosure in the table includes 107,267 shares of common stock owned by Laurus, but does not specify that Laurus is offering any shares. Please clarify the number of shares Laurus is offering resale, or remove Laurus from this table.

16.   Expand the footnote disclosure relating to shares issuable upon exercise of warrants to include the term of the warrants. For example, refer to footnote (2).

17.   The reference to footnote (15) next to the name of PAOCO Inc. in the table seems inapplicable. We note the reference to footnote (15) next to the name of Kimball Cross Investment Management in the table. Please revise or advise.

18.   Disclosure in footnote (17) states that Mr. Eugene Grin is the managing member of
        Laurus and has voting and dispositive power over the shares. Disclosure in footnote (38)
        states that Messrs. Eugene Grin and David Grin, through other entities, are the
        controlling principals of Laurus Capital Management, LLC or Laurus Capital. Conform
        the disclosures in footnotes (17) and (38) to the disclosure in footnote (8) to the principal
        stockholders table on page 35.

19.   Explain briefly how each selling securityholder acquired the securities being offered for
        resale. If the securities were acquired in one or more financings, please consider
        describing these financings under an appropriate caption in the prospectus as well.

20.   If a selling securityholder is a broker-dealer or an affiliate of a broker-dealer, tell us
        whether the selling securityholder acquired its securities as compensation for
        underwriting activities. Unless a broker-dealer acquired the securities as compensation
        for underwriting activities, GEM must identify the broker-dealer as an underwriter in the
        prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if
        the selling securityholder is a broker-dealer.

21.   If a selling securityholder is a broker-dealer's affiliate, include disclosure that this
        broker-dealer's affiliate:

        •   Purchased in the ordinary course of business the securities to be sold.

        •   Had no agreements or understandings, directly or indirectly, with any person to
            distribute the securities at the time of their purchase.

        If Gem is unable to make the representations noted above in the prospectus, GEM must
        state in the prospectus that the selling securityholder is an underwriter. Language such as
        "may be deemed to be" an underwriter is unacceptable if he selling securityholder is an
        affiliate of an underwriter that cannot make these representations.

22.   State any position, office, or other material relationship which each selling securityholder
        has had within the past three years with GEM or any of its predecessors or affiliates. See
        Item 507 of Regulation S-B.

23.   Describe briefly any continuing relationship of GEM with each selling securityholder.

24.   If applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling securityholders.

Other

25.   We note that GEM did not file the escrow agreement as an exhibit to the securities purchase agreement filed as exhibit 10.1 to the current report on Form 8-K dated October 31, 2007 and filed November 6, 2007 which relates to the series of transactions with Laurus. Since this information appears to be material, expand the disclosure in the registration statement to include the material provisions of the escrow agreement, and file the escrow agreement as an exhibit.

Item 27. Exhibits

26.   Disclosure states that exhibits 5.1, 21.1, 23.1, 23.2, and 24.1 are filed with the registration statement. Other than exhibit 23.1, we are unable to locate on the EDGAR system any exhibits filed with the registration statement. Please file the exhibits in a pre-effective amendment to the registration statement. Additionally, file an updated consent of the independent public accountant firm in any amendment to the registration statement.

Undertakings, page 102

27.   Include the Rule 430C undertaking as required by Item 512(g)(2) of Regulation S-B.

28.   Since the Rule 430A undertaking is inapplicable to this offering, please remove that undertaking from (4).

Exhibit Index

29.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Closing

File an amendment to the SB-2 in response to the comments. To expedite our review, GEM may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If GEM thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since GEM and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If GEM requests acceleration of the registration statement's effectiveness, GEM should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve GEM from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- GEM may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that GEM provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Audie J. de Castro, Esq.
        de Castro, P.C.
        309 Laurel Street
        San Diego, CA 92101